Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

VOLUNTARY ANNOUNCEMENT

SHARE PURCHASE BY VICE CHAIRMAN AND ACTING CHIEF EXECUTIVE OFFICER

This announcement is made by Kingsoft Cloud Holdings Limited (the “Company” or “Kingsoft Cloud” ) on a voluntary basis.

The board (the “Board”) of directors (the “Directors”) of the Company hereby informs shareholders of the Company (the “Shareholders”) and potential investors that, Mr. Zou Tao (“Mr. Zou”), an executive Director, the Vice Chairman of the Board and the acting Chief Executive Officer of the Company, informed the Company that, during this week, he had purchased an aggregate of two million ordinary shares of the Company at a weighted average price of HK$2.625 on the open market. The share purchases were not conducted pursuant to a trade plan or program. The Board has been further notified by Mr. Zou that, in the future, he and possibly the management team may further purchase shares of the Company from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Mr. Zou commented, “I am excited at leading Kingsoft Cloud, fully confident in the Company’s strategy, execution and long-term prospects, and I will continue to be committed to the Company’s future development.”

The Company will continue to uphold the principle of high-quality and sustainable development, build success based on technology and innovation, forge our reputation throughout the entire business process with customer centricity, and enhance our business and operations management, as we strive to reward our Shareholders for their support.

Shareholders and potential investors should note that the future potential share purchase may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, June 9, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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